SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

Hyatt Hotels Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

448579102
(CUSIP Number)

Lewis M. Linn, as Trustee
3555 Timmons Lane, Suite 800
Houston, Texas 77027
(713) 961-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

Page 1 of 29 Pages
_______________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Lewis M. Linn, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

8,441,951*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

8,441,951*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,441,951*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

5.1%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members.  Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 6.8% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited and Leonard Loventhal, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,559,506*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,559,506*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,559,506*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.9%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 1.3% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Texas 8-26-22 H Company LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,879,132*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,879,132*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,879,132*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

1.1%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 1.5% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Featherman H Company LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

4,061,719*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

4,061,719*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,061,719*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

2.5%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 3.3% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

8-26-22 GP LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

5,940,851*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

5,940,851*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,940,851*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

3.6%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 4.8% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

TGFJ H Company LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,325,000*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,325,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,325,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.8%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 1.1% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

TGFJ GP LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,325,000*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,325,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,325,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.8%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 1.1% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 9 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

RKMP H Company LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

559,673*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

559,673*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

559,673*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.3%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 0.5% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 10 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

BKMP H Company LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

462,807*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

462,807*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

462,807*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.3%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 0.4% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

LCI H Company LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

153,620*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

153,620*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

153,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.1%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 0.1% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 29 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Julytoon Investments GP LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,176,100*
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,176,100*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,176,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11)

0.7%*
14.	Type of Reporting Person

OO
_______________
* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock.  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members.   Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The shares of Class B Common Stock owned by the Reporting Persons represent 0.9% of the total voting power of the Common Stock as of April 30, 2012.  The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 13 of 29 Pages

EXPLANATORY NOTE:  This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons identified on Appendix A-1 and Appendix A-2 with the SEC on August 26, 2010 pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 1 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c)  This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

•	Lewis M. Linn, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1,

•	CIBC Trust Company (Bahamas) Limited and Leonard Loventhal, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-2,

•	Texas 8-26-22 H Company LP, a Delaware limited partnership. The general partner of Texas 8-26-22 H Company LP is 8-26-22 GP LLC.

•	Featherman H Company LP, a Delaware limited partnership. The general partner of Texas 8-26-22 H Company LP is 8-26-22 GP LLC.

•
8-26-22 GP LLC, a Delaware limited liability company and the general partner of  Texas 8-26-22 H Company LP and Featherman H Company LP.  The sole member of 8-26-22 GP LLC is Texas 8-26-22 Trust 2, one of the trusts listed on Appendix A-1.

•	TGFJ H Company LP, a Delaware limited partnership. The general partner of TGFJ H Company LP is TGFJ GP LLC.

•	TGFJ GP LLC, a Delaware limited liability company and the general partner of TGFJ H Company LP. The member of TGFJ GP LLC is TGFJ Trust 1, one of the trusts listed on Appendix A-1.

CUSIP No. 448579102	13D	Page 14 of 29 Pages

•	RKMP H Company LP, a Delaware limited partnership. The general partner of RKMP H Company LP is Julytoon Investments GP LLC.

•	BKMP H Company LP, a Delaware limited partnership. The general partner of BKMP H Company LP is Julytoon Investments GP LLC.

•	LCI H Company LP, a Delaware limited partnership. The general partner of LCI H Company LP is Julytoon Investments GP LLC.

•
Julytoon Investments GP LLC, a Delaware limited liability company and the general partner of RKMP H Company LP, BKMP H Company LP and LCI H Company LP.  The member of Julytoon Investments GP LLC is Snicky Trust, one of the trusts listed on Appendix A-1.

The address of the principal business and principal office of the Reporting Persons, other than CIBC Trust Company (Bahamas) Limited and Leonard Loventhal, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-2, is c/o Lewis Linn, 3555 Timmons Lane, Suite 800, Houston, Texas 77027.   The address of the principal business and principal office of CIBC Trust Company (Bahamas) Limited and Leonard Loventhal, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-2, is P.O. Box N-3933, Goodman’s Bay Corporate Centre, West Bay Street, Nassau, Bahamas.

The Reporting Persons are principally engaged in the business of investing the assets of the trusts (directly or through entities owned by such trusts) for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into an amended Joint Filing Agreement, dated as of July 27, 2012, a copy of which is attached as Exhibit 1 to this Amendment No. 1.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”).  The Separately Filing Group Members have filed separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act.  Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP No. 448579102	13D	Page 15 of 29 Pages

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On December 15, 2010, for administrative convenience, the following trusts that were Reporting Persons on the Schedule 13D as initially filed on August 26, 2010 were merged into other trusts named below that are Reporting Persons in this Amendment No. 1 with the same trustee and beneficiaries as the original trusts:

•	Texas 8-26-22 Trust 2010 A, Texas 8-26-22 Trust 2010 B, Texas 8-26-22 Trust 2010 C and Texas 8-26-22 Trust 2010 D were merged into Texas 8-26-22 Trust 2;

•	Botticelli Trust 2010 was merged into Botticelli Trust;

•	Hockney Trust 2010 was merged into Hockney Trust;

•	Stella Trust 2010 was merged into Stella Trust;

•	KMP Trust 2010 A and KMP Trust 2010 B were merged into Revocable KMP Trust;

•	NMP ECI Trust 2010 was merged into NMP ECI Trust;

•	Clyfford Trust 2010 was merged into Clyfford Trust; and

•	Lipschitz Trust 2010 was merged into Lipschutz Trust.

On November 22, 2011, the following trusts that were Reporting Persons on the Schedule 13D as initially filed on August 26, 2010 distributed the number of their shares of Class B Common Stock set forth below to the other trusts named below that are Reporting Persons in this Amendment No. 1 with the same beneficiaries as the original trusts:

•	LaDini B Trust distributed 30,724 shares of its Class B Common Stock to LaDini Trust;

•	Jon Jacob B Trust distributed 30,724 shares of its Class B Common Stock to Jon Jacob Trust;

•	Jaybird B Trust distributed 30,724 shares of its Class B Common Stock to Jaybird Trust;

•	Banana B Trust distributed 30,724 shares of its Class B Common Stock to Banana Trust; and

CUSIP No. 448579102	13D	Page 16 of 29 Pages

•	ZAP B Trust distributed 30,724 shares of its Class B Common Stock to ZAP Trust.

On July 27, 2012, Texas 8-26-22 Trust 2, one of the trusts listed on Appendix A-1, contributed 1,879,132 shares of Class B Common Stock to Texas 8-26-22 H Company LP, a newly-formed Delaware limited partnership.   The general partner of Texas 8-26-22 H Company LP is 8-26-22 GP LLC and the limited partner of Texas 8-26-22 H Company LP is Texas 8-26-22 Trust 2.  The sole member of 8-26-22 GP LLC is Texas 8-26-22 Trust 2.

On July 27, 2012, The Featherman Trust, one of the trusts listed on Appendix A-1, contributed 4,061,719 shares of Class B Common Stock to Featherman H Company LP, a newly-formed Delaware limited partnership.   The general partner of Featherman H Company LP is 8-26-22 GP LLC and the limited partner of Featherman H Company LP is The Featherman Trust.  The sole member of 8-26-22 GP LLC is The Featherman Trust.

On July 27, 2012, TGFJ Trust 1, one of the trusts listed on Appendix A-1, contributed 1,325,000 shares of Class B Common Stock to TGFJ H Company LP, a newly-formed Delaware limited partnership.   The general partner of TGFJ H Company LP is TGFJ GP LLC and the limited partner of TGFJ H Company LP is TGFJ Trust 1.  The sole member of TGFJ GP LLC is TGFJ Trust 1.

On July 27, 2012, Revocable KMP Trust, one of the trusts listed on Appendix A-1, contributed 559,673 shares of Class B Common Stock to RKMP H Company LP, a newly-formed Delaware limited partnership.   The general partner of RKMP H Company LP is Julytoon Investments GP LLC and the limited partner of RKMP H Company LP is Revocable KMP Trust.  The sole member of Julytoon Investments GP LLC is Snicky Trust, one of the trusts listed on Appendix A-1.

On July 27, 2012, a number of the trusts listed on Appendix A-1 contributed an aggregate of 462,807 shares of Class B Common Stock to BKMP H Company LP, a newly-formed Delaware limited partnership.   The general partner of BKMP H Company LP is Julytoon Investments GP LLC and the limited partners of BKMP H Company LP are the trusts listed on Appendix A-1 that contributed shares of Class B Common Stock to BKMP H Company LP.  The sole member of Julytoon Investments GP LLC is Snicky Trust, one of the trusts listed on Appendix A-1.

On July 27, 2012, a number of the trusts listed on Appendix A-1 contributed an aggregate of 153,620 shares of Class B Common Stock to LCI H Company LP, a newly-formed Delaware limited partnership.   The general partner of LCI H Company LP is Julytoon Investments GP LLC and the limited partners of LCI H Company LP are the trusts listed on Appendix A-1 that contributed shares of Class B Common Stock to LCI H Company LP.  The sole member of Julytoon Investments GP LLC is Snicky Trust, one of the trusts listed on Appendix A-1.

The Distribution to the initial Reporting Persons and each of the transfers described in this Item 3 qualified as “Permitted Transfers” for purposes of the Issuer’s

CUSIP No. 448579102	13D	Page 17 of 29 Pages

Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock received by the Reporting Persons in the Distribution and the transfers described in this Item 3 above remained shares of Class B Common Stock following the Distribution and transfers.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons identified on Appendix A-1 and Appendix A-2 in the Schedule 13D initially acquired the shares of Class B Common Stock in the Distribution, which was completed on August 17, 2010, and the Reporting Persons acquired the shares of Class B Common Stock in the transfers described in Item 3 above.  Each of the Reporting Persons has executed a joinder to, and thereby became subject to the provisions of, the agreements described in Item 6 below.  The Distribution to the initial Reporting Persons and the transfers described in Item 3 above qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock received by the Reporting Persons in the Distribution and the transfers described in Item 3 above remained shares of Class B Common Stock following the Distribution and transfers.

The Reporting Persons hold their shares of Common Stock for investment purposes.  Pursuant to the agreements described in Item 6 below, the shares of Common Stock held by the Reporting Persons are currently required to be voted consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors) and are subject to certain transfer and various other restrictions.  The Reporting Persons expect to routinely monitor the performance of their investment in the Issuer. In this regard, the Reporting Persons expect to evaluate on a periodic basis the Issuer’s business, financial condition and results of operation, as well as other factors that may be relevant to their investment in the Issuer.  In addition, the Reporting Persons may seek the views of, hold active discussions with and respond to inquiries from representatives of the Issuer, the Separately Filing Group Members and other persons regarding the Issuer. Subject to their obligations under the agreements described in Item 6 below, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or dispose of any shares of Common Stock held by them.  Any additional shares of Common Stock acquired by the Reporting Persons will be subject to the agreements described in Item 6 below, for so long as those agreements remain in effect.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

CUSIP No. 448579102	13D	Page 18 of 29 Pages

Item 5.	Interests in Securities of the Issuer

Clauses (a), (b), (d) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows and clause (c) of Item 5 of the Schedule 13D is hereby supplemented by inserting the following language at the end thereof:

(a)-(b)  As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 10,001,457 shares of Class A Common Stock issuable upon conversion of 10,001,457 shares of Class B Common Stock beneficially owned by the Reporting Persons.  The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 8.4% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 6.1% of the total number of shares of Common Stock outstanding and 8.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 15,121 shares of currently issued Class A Common Stock and 94,502,498 shares of Class A Common Stock issuable upon conversion of 94,502,498 shares of Class B Common Stock beneficially owned by the Pritzker Family Group.  The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.  The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 79.3% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 57.3% of the total number of shares of Common Stock outstanding and 76.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of

CUSIP No. 448579102	13D	Page 19 of 29 Pages

Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member.  All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.  The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 45,905,217 shares of Class A Common Stock outstanding as of April 30, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.  The information with respect to the percentage of shares of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of April 30, 2012.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 165,519,801 shares of Common Stock outstanding as of April 30, 2012. The information with respect to the percentage of total voting power is based on 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of April 30, 2012, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members.  The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c)  As described in Item 3 above, on July 27, 2012:

•	Texas 8-26-22 Trust 2, one of the trusts listed on Appendix A-1, contributed 1,879,132 shares of Class B Common Stock to Texas 8-26-22 H Company LP, a newly-formed Delaware limited partnership.

•	The Featherman Trust, one of the trusts listed on Appendix A-1, contributed 4,061,719 shares of Class B Common Stock to Featherman H Company LP, a newly-formed Delaware limited partnership.

•	TGFJ Trust 1, one of the trusts listed on Appendix A-1, contributed 1,325,000 shares of Class B Common Stock to TGFJ H Company LP, a newly-formed Delaware limited partnership.

CUSIP No. 448579102	13D	Page 20 of 29 Pages

•	Revocable KMP Trust, one of the trusts listed on Appendix A-1, contributed 559,673 shares of Class B Common Stock to RKMP H Company LP, a newly-formed Delaware limited partnership.

•	a number of the trusts listed on Appendix A-1 contributed an aggregate of 462,807 shares of Class B Common Stock to BKMP H Company LP, a newly-formed Delaware limited partnership.

•	a number of the trusts listed on Appendix A-1 contributed an aggregate of 153,620 shares of Class B Common Stock to LCI H Company LP, a newly-formed Delaware limited partnership.

No consideration was paid in connection with any of the contributions described above.

(d)  No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the share covered by this Schedule 13D.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated as of July 27, 2012, by and among Texas 8-26-22 Trust 2, The Featherman Trust, TGFJ Trust 1, Don Family Trust #3-Cindy, Don Family Trust #3-Jon, Don Family Trust #3-Jay, LaSalle Family Trust #4-Cindy, LaSalle Family Trust #4-Jon, LaSalle Family Trust #4-Jay, Botticelli Trust, Hockney Trust, Stella Trust, R.A. Family Trust #3-Cindy, R.A. Family Trust #3-Jon, R.A. Family Trust #3-Jay, Revocable KMP Trust, Don Family Trust #3-Nancy, NMP ECI Trust, LaSalle Family Trust #4-Nancy, Clyfford Trust, R.A. Family Trust #3-Nancy, Don Family Trust #3-Zachary, LaSalle Family Trust #4-Zachary, Lipschitz Trust, R.A. Family Trust #3-Zachary, LaDini Trust, Jon Jacob Trust, Jaybird Trust, Banana Trust, ZAP Trust, Elsinore Trust, Harlan Trust, LaDini B Trust, Jon Jacob B Trust, Jaybird B Trust, Banana B Trust, ZAP B Trust, Texas 8-26-22 H Company LP, Featherman H Company LP, 8-26-22 GP LLC, TGFJ H Company LP, TGFJ GP LLC, RKMP H Company LP, BKMP H Company LP, LCI H Company LP, Julytoon Investments GP LLC and Snicky Trust, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2
Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

CUSIP No. 448579102	13D	Page 21 of 29 Pages

Exhibit 3
Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 1 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

Exhibit 4
Hyatt Hotels Corporation Registration Rights Agreement, dated as of October 12, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 4.5 to Amendment 3 to the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on October 15, 2009).

Exhibit 5
Secretary’s Certificate evidencing authority of the signatories of CIBC Trust Company (Bahamas) Limited (incorporated by reference to Exhibit 7 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

CUSIP No. 448579102	13D	Page 22 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 27, 2012

Lewis M. Linn, not individually, but solely as trustee of Texas 8-26-22 Trust 2, The Featherman Trust, TGFJ Trust 1, Don Family Trust #3-Cindy, Don Family Trust #3-Jon, Don Family Trust #3-Jay, LaSalle Family Trust #4-Cindy, LaSalle Family Trust #4-Jon, LaSalle Family Trust #4-Jay, Botticelli Trust, Hockney Trust, Stella Trust, R.A. Family Trust #3-Cindy, R.A. Family Trust #3-Jon, R.A. Family Trust #3-Jay, Revocable KMP Trust, Don Family Trust #3-Nancy, NMP ECI Trust, LaSalle Family Trust #4-Nancy, Clyfford Trust, R.A. Family Trust #3-Nancy, Don Family Trust #3-Zachary, LaSalle Family Trust #4-Zachary, Lipschitz Trust, R.A. Family Trust #3-Zachary, LaDini Trust, Jon Jacob Trust, Jaybird Trust, Banana Trust, ZAP Trust and Snicky Trust

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Trustee

CIBC Trust Company (Bahamas) Limited, not individually, but solely as a co-trustee of Elsinore Trust, Harlan Trust, LaDini B Trust, Jon Jacob B Trust, Jaybird B Trust, Banana B Trust and ZAP B Trust

By:	/s/ Helen M. Carroll
	Name:	Helen M. Carroll
	Title:	Authorized Signatory

By:	/s/ Carlis E. Chisholm
	Name:	Carlis E. Chisholm
	Title:	Authorized Signatory

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 23 of 29 Pages

Texas 8-26-22 H Company LP
By:	8-26-22 GP LLC, its general partner

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

Featherman H Company LP
By:	8-26-22 GP LLC, its general partner

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

8-26-22 GP LLC

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

TGFJ H Company LP
By:	TGFJ GP LLC, its general partner

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

TGFJ GP LLC

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

RKMP H Company LP
By:	Julytoon Investments GP LLC, its general partner

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

BKMP H Company LP
By:	Julytoon Investments GP LLC, its general partner

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 24 of 29 Pages

LCI H Company LP
By:	Julytoon Investments GP LLC, its general partner

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

Julytoon Investments GP LLC

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 25 of 29 Pages

Appendix A-1

Texas 8-26-22 Trust 2

The Featherman Trust

TGFJ Trust 1

Don Family Trust #3-Cindy

Don Family Trust #3-Jon

Don Family Trust #3-Jay

LaSalle Family Trust #4-Cindy

LaSalle Family Trust #4-Jon

LaSalle Family Trust #4-Jay

Botticelli Trust

Hockney Trust

Stella Trust

R.A. Family Trust #3-Cindy

R.A. Family Trust #3-Jon

R.A. Family Trust #3-Jay

Revocable KMP Trust

Don Family Trust #3-Nancy

NMP ECI Trust

LaSalle Family Trust #4-Nancy

Clyfford Trust

R.A. Family Trust #3-Nancy

Don Family Trust #3-Zachary

LaSalle Family Trust #4-Zachary

Lipschitz Trust

R.A. Family Trust #3-Zachary

LaDini Trust

Jon Jacob Trust

Jaybird Trust

Banana Trust

ZAP Trust

Snicky Trust

CUSIP No. 448579102	13D	Page 26 of 29 Pages

Appendix A-2

Elsinore Trust

Harlan Trust

LaDini B Trust

Jon Jacob B Trust

Jaybird B Trust

Banana B Trust

ZAP B Trust

CUSIP No. 448579102	13D	Page 27 of 29 Pages

Schedule A

Certain Information Regarding the
Reporting Persons1

	Class A Common Stock2		Class B Common Stock3		% of Total Common Stock4	% of Total Voting Power5
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Lewis M. Linn, not individually, but solely as trustee of the trusts listed on Appendix A-1.	—	—	8,441,951	7.1%	5.1%	6.8%
CIBC Trust Company (Bahamas) Limited and Leonard Loventhal, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.	—	—	1,559,506	1.3%	0.9%	1.3%
Texas 8-26-22 H Company	—	—	1,879,132	1.6%	1.1%	1.5%
Featherman H Company LP	—	—	4,061,719	3.4%	2.5%	3.3%
8-26-22 GP LLC	—	—	5,940,851	5.0%	3.6%	4.8%
TGFJ H Company LC	—	—	1,325,000	1.1%	0.8%	1.1%
TGFJ GP LLC	—	—	1,325,000	1.1%	0.8%	1.1%
RKMP H Company LP	—	—	559,673	0.5%	0.3%	0.5%
BKMP H Company LP	—	—	462,807	0.4%	0.3%	0.4%
LCI H Company LP	—	—	153,620	0.1%	0.1%	0.1%
Julytoon Investments GP LLC	—	—	1,176,100	1.0%	0.7%	0.9%
_______________
1 All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,905,217 shares of the Class A Common Stock outstanding as of April 30, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of April 30, 2012.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of April 30, 2012.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 30, 2012, which is comprised of 45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 28 of 29 Pages

Schedule B

Certain Information Regarding the
Separately Filing Group Members1

	Class A Common Stock2		Class B Common Stock3		% of Total Common Stock4	% of Total Voting Power5
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts6	—	—	1,982,124	1.7%	1.2%	1.6%
Trustee of the Non-U.S. Situs Trusts7	—	—	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons8	—	—	20,805,187	17.4%	12.6%	16.8%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons9	—	—	6,403,577	5.4%	3.9%	5.2%
Trustees of the James N. Pritzker Family Trusts10	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts11	—	—	—	—	—	—
_______________

1 All references to the number of shares outstanding are as of April 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on  45,905,217 shares of the Class A Common Stock outstanding as of April 30, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of April 30, 2012.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on  45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of April 30, 2012.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 30, 2012, which is comprised of  45,905,217 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

6 See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

7 See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

8 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.  Thomas J. Pritzker holds 59,854 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96.  The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

9 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

10 See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

11 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 29 of 29 Pages

Trustees of the Linda Pritzker Family Trusts12	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts13	-	-	8,584,104	7.2%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons14	6,651	*	10,018,946	8.4%	6.1%	8.1%
Trustees of the Daniel F. Pritzker Family Trusts15	-	-	10,001,457	8.4%	6.1%	8.1%
Trustees of the Anthony N. Pritzker Family Trusts16	-	-	6,186,817	5.2%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons17	-	-	17,550,065	14.7%	10.6%	14.1%
Trustees of the Jay Robert Pritzker Family Trusts18	-	-	6,051,483	5.1%	3.7%	4.9%
Trustee of the Richard Pritzker Family Trusts19	-	-	-	-	-	-
Pritzker Family Group Totals	15,121	*	94,502,498	79.3%	57.3%	76.3%
* Less than 1% beneficial ownership
_______________
12 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13 See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

14 See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

15 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

16 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

17 See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

18 See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

19 See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.